CLEANTECH BIOFUELS, INC.
7320 FORSYTH, UNIT 102
ST. LOUIS, MISSOURI 63105

November 30, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Attn:	Ms. Jennifer Hardy
Branch Chief
Division of Corporation Finance

Re:	CleanTech Biofuels, Inc.
Registration Statement on Form SB-2
File No. 333-145939

Dear Ms. Hardy:

We are filing herewith, via EDGAR, Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”).  Additionally, this letter is to respond to the Staff’s letter of comment dated November 13, 2007 to Edward P. Hennessey, Jr., the Chief Executive Officer and President of CleanTech Biofuels, Inc., with respect to the Registration Statement.  For your convenience, we have restated herein each of the Staff’s comments followed by our response thereto.

In addition to the transmission of this letter via EDGAR, we are delivering via overnight mail three hard copies of this letter and three marked copies of the Amendment showing our changes to the original disclosure.

Please note that due to our filing date, we have included our interim unaudited financial statements as of September 30, 2007 in the Amendment.

General

1.	We note your response to comment and 5 in our letter dated October 5, 2007. Please include your response in the filing.

Response:

Please see the addition on page 1 of the Amendment.

Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
November 30, 2007

Related Party Transactions, page 43

2.           Disclose the amount of the loans that Mr. Meyer made to SRS from 2005 to 2007.

Response:

Please see the revisions on page 43 of the Amendment.

Financial Statements

Statement of Changes in Stockholders’ Deficit, page F-5 and F-14

3.           We have read your response to comment 28 in our letter dated October 5, 2007.  Please revise your statement of changes in stockholders’ deficit to include the date and the per share dollar amounts assigned to the consideration received for each issuance as required by paragraph 11(d)(1)-(3) of SFAS 7.

Response:

Please see the revisions on pages F-5 and F-14 of the Amendment.

Financial Statements – June 30, 2007

Statements of Changes in Stockholders’ Deficit, pages F-5 and F-14

4.           We have read your response to comment 28 in our letter dated October 5, 2007.  In Note 5, you indicate that the in May 27, 2007, SRS Energy completed the merger with AETA with the issuance of 38,624,784 shares of AETA’s common stock.  However, your statement of stockholders’ deficit indicates that 38,470,900 shares were issued.  It appears that you have included the common stock sold for cash in the share amount included in Note 5.  Please advise or revise accordingly.

Response:

We note your comment, but believe the disclosure is accurate.  The 38,470,900 shares referenced in your comment were not issued in connection with the merger in 2007, but rather as part of SRS Energy’s organizational efforts in 2004.  Due to the fact that we have accounted for the reverse merger of SRS Energy and AETA as a recapitalization of SRS Energy, the share totals reflected in our statement of stockholder’s deficit are the historical share totals of SRS Energy.  Note 5, on the other hand, describes that as part of the merger, AETA issued 38,624,784 shares of common stock to the stockholders of SRS Energy.

Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
November 30, 2007

Note 6 – Related Party Transactions, page F-19

5.           We have read your response to comment 35 in our letter dated October 5, 2007.  Please provide the following information.

•
Please tell us how you accounted for the option to purchase 5% of the outstanding stock of SRS Energy that was issued with the promissory note.  Please also disclose the significant terms of this option.  Please tell us what consideration you gave to paragraph 16 of APB 14.

•
Please clarify whether the option to purchase 5% of the outstanding stock of SRS Energy expired when the promissory note was repaid or the option was still valid when it was replaced by the warrant to purchase 1,923,497 shares of common stock at $.13 per share.

•	Given that the promissory note was repaid, clarify the business reason for the issuance of the warrants to replace the option to purchase 5% of the outstanding stock of SRS Energy.
•	Please tell us how you accounted for the issuance of these warrants. Please cite the accounting literature used to support your accounting.

Response:

•           We reviewed and considered Paragraph 16 of APB 14 in determining how to account for the 5% option (the “Option”) included as part of the promissory note in favor of William Meyer (the “Promissory Note”).  The Option and Promissory Note documented loans made by Mr. Meyer in 2005.  At the time of the issuance of the Option, SRS Energy, Inc. (“SRS Energy”) had significant liabilities, no income and all investments were applied towards research and development.  As a result, we determined that at that the time of issuance, the Option exercise price was significantly in excess of the fair value of the shares issuable upon exercise of the Option.   As a result, we did not allocate any value to the Option.

•           Please see the revisions on page F-18 of the Amendment.

•           The Option was not extinguished upon repayment of the Promissory Note.  As a result, the Option was part of the issued and outstanding capital stock of SRS Energy and Alternative Ethanol Technologies, Inc. and Mr. Meyer agreed to issue the warrant to replace the Option in connection with the merger.

•           Because the rights in the warrant are substantially similar in all respects to the terms of the option, we have continued to account for the warrant in accordance with the methodology used for accounting for the option prior to the merger.

Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
November 30, 2007

We believe that the foregoing is fully responsive to the comment letter.  Please direct any further questions or comments to the undersigned.

Very truly yours,

/s/ Michael D. Kime
Michael D. Kime, General Counsel